UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )

STEREOTAXIS, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

85916J409
(CUSIP Number)

August 7, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85916J409

1	Name of Reporting Person Redmile Group, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
number of shares beneficially owned by each reporting person with	5	Sole Voting Power 0
	6	Shared Voting Power 6,961,345 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 6,961,345 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,961,345 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 9.9% (2)
12	Type of Reporting Person (See Instructions) IA, OO

(1) Redmile Group, LLC’s beneficial ownership of the Issuer’s common stock (“Common Stock”) is comprised of: (i) 1,701,400 shares of Common Stock held by Redmile Strategic Master Fund, LP, and (ii) 1,583,600 shares of Common Stock held by Redmile Capital Offshore II Master Fund, Ltd. Redmile Group, LLC is the investment manager/adviser to each of the private investment vehicles listed in items (i) and (ii) (collectively, the “Redmile Affiliates”) and, in such capacity, exercises sole voting and investment power over all of the shares held by the Redmile Affiliates and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the principal of Redmile Group, LLC and also may be deemed to be the beneficial owner of these shares. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. Subject to the Beneficial Ownership Blocker (as defined below), Redmile Group, LLC may also be deemed to beneficially own shares of Common Stock issuable upon conversion of the following: (i) 2,905,600 shares of the Issuer’s non-voting Series B Convertible Preferred Stock (“Series B Preferred Stock”) held by Redmile Strategic Master Fund, LP, and (ii) 2,704,521 shares of Series B Preferred Stock held by Redmile Capital Offshore II Master Fund, Ltd. The Series B Preferred Stock is initially convertible into shares of Common Stock on a one-for-one basis. Pursuant to the Certificate of Designation of Preferences, Rights and Limitations of Series B Convertible Preferred Stock (the “Certificate of Designation”), the Issuer may not effect any conversion of the Series B Preferred Stock, and a holder of the Series B Preferred Stock does not have the right to convert any portion of the Series B Preferred Stock held by such holder, to the extent that, after giving effect to the attempted conversion set forth in a notice of conversion, such holder, together with such holder’s affiliates and any other person whose beneficial ownership of Common Stock would be aggregated with such holder’s for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the applicable regulations of the Securities and Exchange Commission (the “SEC”), including any “group” of which such holder is a member, would beneficially own a number of shares of Common Stock in excess of the Beneficial Ownership Limitation (the “Beneficial Ownership Blocker”). The “Beneficial Ownership Limitation” is 9.99% of the shares of Common Stock then issued and outstanding, which percentage may be changed at a holder’s election upon 61 days’ notice to the Issuer. The 6,961,345 shares of Common Stock reported as beneficially owned by Redmile Group, LLC in this Schedule 13G represents 9.99% of the outstanding shares of Common Stock (calculated in accordance with footnote (2) below).

(2) Percentage based on: (i) 59,421,791 shares of Common Stock issued and outstanding as of July 31, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019 filed with the SEC on August 9, 2019 (the “Form 10-Q”), plus (ii) 6,585,000 shares of Common Stock issued by the Issuer pursuant to the Securities Purchase Agreement, dated as of August 7, 2019, by and among the Issuer and the investors listed on the Schedule of Buyers attached thereto, filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 8, 2019 (the “Purchase Agreement”), plus (iii) 3,676,345 shares of Common Stock issuable upon conversion of 3,676,345 shares of Series B Preferred Stock, which, due to the Beneficial Ownership Limitation, is the maximum number of shares of Series B Preferred Stock that could be converted to Common Stock as of July 31, 2019.

CUSIP No. 85916J409

1	Name of Reporting Person Jeremy C. Green
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United Kingdom
number of shares beneficially owned by each reporting person with	5	Sole Voting Power 0
	6	Shared Voting Power 6,961,345 (3)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 6,961,345 (3)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,961,345 (3)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 9.9%(4)
12	Type of Reporting Person (See Instructions) IN, HC

(3) Jeremy C. Green’s beneficial ownership of Common Stock is comprised of: (i) 1,701,400 shares of Common Stock held by Redmile Strategic Master Fund, LP, and (ii) 1,583,600 shares of Common Stock held by Redmile Capital Offshore II Master Fund, Ltd. Redmile Group, LLC is the investment manager/adviser to each of the private investment vehicles listed in items (i) and (ii) and, in such capacity, exercises sole voting and investment power over all of the shares held by the Redmile Affiliates and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the principal of Redmile Group, LLC and also may be deemed to be the beneficial owner of these shares. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. Subject to the Beneficial Ownership Blocker, Jeremy C. Green may also be deemed to beneficially own shares of Common Stock issuable upon conversion of the following: (i) 2,905,600 shares of the Issuer’s Series B Preferred Stock held by Redmile Strategic Master Fund, LP, and (ii) 2,704,521 shares of Series B Preferred Stock held by Redmile Capital Offshore II Master Fund, Ltd. The Series B Preferred Stock is initially convertible into shares of Common Stock on a one-for-one basis. Pursuant to the Certificate of Designation, the Issuer may not effect any conversion of the Series B Preferred Stock, and a holder of the Series B Preferred Stock does not have the right to convert any portion of the Series B Preferred Stock held by such holder, if the Beneficial Ownership Blocker applies. The 6,961,345 shares of Common Stock reported as beneficially owned by Redmile Group, LLC in this Schedule 13G represents 9.99% of the outstanding shares of Common Stock (calculated in accordance with footnote (4) below).

(4) Percentage based on: (i) 59,421,791 shares of Common Stock issued and outstanding as of July 31, 2019, as reported by the Issuer in its Form 10-Q, plus (ii) 6,585,000 shares of Common Stock issued by the Issuer pursuant to the Purchase Agreement, plus (iii) 3,676,345 shares of Common Stock issuable upon conversion of 3,676,345 shares of Series B Preferred Stock, which, due to the Beneficial Ownership Limitation, is the maximum number of shares of Series B Preferred Stock that could be converted to Common Stock as of July 31, 2019.

CUSIP No. 85916J409

1	Name of Reporting Person Redmile Strategic Master Fund, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
number of shares beneficially owned by each reporting person with	5	Sole Voting Power 0
	6	Shared Voting Power 4,607,000 (5)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,607,000 (5)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,607,000 (5)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 6.7%(6)
12	Type of Reporting Person (See Instructions) PN

(5) Redmile Strategic Master Fund, LP’s beneficial ownership of Common Stock is comprised of 1,701,400 shares of Common Stock and 2,905,600 shares of Common Stock issuable upon conversion of 2,905,600 shares of Series B Preferred Stock held directly by Redmile Strategic Master Fund, LP. Pursuant to the Certificate of Designation, the Issuer may not effect any conversion of the Series B Preferred Stock, and a holder of the Series B Preferred Stock does not have the right to convert any portion of the Series B Preferred Stock held by such holder, if the Beneficial Ownership Blocker applies. The 4,607,000 shares of Common Stock reported as beneficially owned by Redmile Strategic Master Fund, LP in this Schedule 13G does not account for shares of Common Stock beneficially owned by Redmile Capital Offshore II Master Fund, Ltd. If Redmile Group, LLC and its affiliates are beneficial owners of greater than 9.99% of the number of Common Stock outstanding, then the number of shares of Series B Preferred Stock currently convertible by Redmile Strategic Master Fund, LP will be reduced and such shares of Common Stock issuable upon conversion thereof will not be deemed beneficially owned by Redmile Strategic Master Fund, LP. The 4,607,000 shares of Common Stock reported as beneficially owned by Redmile Strategic Master Fund, LP in this Schedule 13G represents 6.7% of the outstanding shares of Common Stock (calculated in accordance with footnote (6) below).

(6) Percentage based on: (i) 59,421,791 shares of Common Stock issued and outstanding as of July 31, 2019, as reported by the Issuer in its Form 10-Q, plus (ii) 6,585,000 shares of Common Stock issued by the Issuer pursuant to the Purchase Agreement, plus (iii) 2,905,600 shares of Common Stock issuable upon conversion of 2,905,600 shares of Series B Preferred Stock held by Redmile Strategic Master Fund, LP.

CUSIP No. 85916J409

1	Name of Reporting Person Redmile Capital Offshore II Master Fund, Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
number of shares beneficially owned by each reporting person with	5	Sole Voting Power 0
	6	Shared Voting Power 4,288,121 (7)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,288,121 (7)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,288,121 (7)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 6.2%(8)
12	Type of Reporting Person (See Instructions) CO

(7) Redmile Capital Offshore II Master Fund, Ltd.’s beneficial ownership of Common Stock is comprised of 1,583,600 shares of Common Stock and 2,704,521 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock held directly by Redmile Capital Offshore II Master Fund, Ltd. Pursuant to the Certificate of Designation, the Issuer may not effect any conversion of the Series B Preferred Stock, and a holder of the Series B Preferred Stock does not have the right to convert any portion of the Series B Preferred Stock held by such holder, if the Beneficial Ownership Blocker applies. The 4,288,121 shares of Common Stock reported as beneficially owned by Redmile Capital Offshore II Master Fund, Ltd. in this Schedule 13G does not account for shares of Common Stock beneficially owned by Redmile Strategic Master Fund, LP. If Redmile Group, LLC and its affiliates are beneficial owners of greater than 9.99% of the number of Common Stock outstanding, then the number of shares of Series B Preferred Stock currently convertible by Redmile Capital Offshore II Master Fund, Ltd. will be reduced and such shares of Common Stock issuable upon conversion thereof will not be deemed beneficially owned by Redmile Capital Offshore II Master Fund, Ltd. The 4,288,121 shares of Common Stock reported as beneficially owned by Redmile Capital Offshore II Master Fund, Ltd. in this Schedule 13G represents 6.2% of the outstanding shares of Common Stock (calculated in accordance with footnote (8) below).

(8) Percentage based on: (i) 59,421,791 shares of Common Stock issued and outstanding as of July 31, 2019, as reported by the Issuer in its Form 10-Q, plus (ii) 6,585,000 shares of Common Stock issued by the Issuer pursuant to the Purchase Agreement, plus (iii) 2,704,521 shares of Common Stock issuable upon conversion of 2,704,521 shares of Series B Preferred Stock held by Redmile Capital Offshore II Master Fund, Ltd.

Item 1.

(a)	Name of Issuer

Stereotaxis, Inc.

(b)	Address of Issuer’s Principal Executive Offices

4320 Forest Park Avenue, Suite 100

St. Louis, MO 63108

Item 2.

(a)	Names of Persons Filing

Redmile Group, LLC

Jeremy C. Green

Redmile Strategic Master Fund, LP

Redmile Capital Offshore II Master Fund, Ltd.

(b)	Address of Principal Business office or, if None, Residence

Redmile Group, LLC

One Letterman Drive

Building D, Suite D3-300

The Presidio of San Francisco

San Francisco, California 94129

Jeremy C. Green
c/o Redmile Group, LLC
One Letterman Drive
Building D, Suite D3-300
The Presidio of San Francisco
San Francisco, California 94129

Redmile Strategic Master Fund, LP
c/o Redmile Group, LLC
One Letterman Drive
Building D, Suite D3-300
The Presidio of San Francisco
San Francisco, California 94129

Redmile Capital Offshore II Master Fund, Ltd
c/o Redmile Group, LLC
One Letterman Drive
Building D, Suite D3-300
The Presidio of San Francisco
San Francisco, California 94129

(c)	Citizenship

Redmile Group, LLC: Delaware

Jeremy C. Green: United Kingdom

Redmile Strategic Master Fund, LP: Cayman Islands

Redmile Capital Offshore II Master Fund, Ltd.: Cayman Islands

(d)	Title of Class of Securities

Common Stock, $0.001 par value

(e)	CUSIP Number

85916J409

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: __________

Item 4.	Ownership.

(a)	Amount beneficially owned:

Redmile Group, LLC – 6,961,345 (1)

Jeremy C. Green – 6,961,345 (1)

Redmile Strategic Master Fund, LP – 4,607,000 (2)

Redmile Capital Offshore II Master Fund, Ltd. – 4,288,121 (3)

(b)	Percent of class:

Redmile Group, LLC – 9.9% (4)

Jeremy C. Green – 9.9% (4)

Redmile Strategic Master Fund, LP – 6.7% (5)

Redmile Capital Offshore II Master Fund, Ltd. – 6.2% (6)

(c)	Number of shares as to which Redmile Group, LLC has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

6,961,345 (1)

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

6,961,345 (1)

Number of shares as to which Jeremy C. Green has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

6,961,345 (1)

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

6,961,345 (1)

Number of shares as to which Redmile Strategic Master Fund, LP has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

4,607,000 (2)

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

4,607,000 (2)

Number of shares as to which Redmile Capital Offshore II Master Fund, Ltd. has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

4,288,121 (3)

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

4,288,121 (3)

(1)	Redmile Group, LLC’s and Jeremy C. Green’s beneficial ownership of the Issuer’s Common Stock is comprised of: (i) 1,701,400 shares of Common Stock held by Redmile Strategic Master Fund, LP, and (ii) 1,583,600 shares of Common Stock held by Redmile Capital Offshore II Master Fund, Ltd., which shares of Common Stock may be deemed beneficially owned by Redmile Group, LLC as investment manager of such private investment vehicles. The reported securities may also be deemed beneficially owned by Jeremy C. Green as the principal of Redmile Group, LLC. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. Subject to the Beneficial Ownership Blocker, Redmile Group, LLC and Jeremy C. Green may also be deemed to beneficially own shares of Common Stock issuable upon conversion of the following: (x) 2,905,600 shares of the Issuer’s Series B Preferred Stock held by Redmile Strategic Master Fund, LP, and (y) 2,704,521 shares of Series B Preferred Stock held by Redmile Capital Offshore II Master Fund, Ltd.

(2)	Redmile Strategic Master Fund, LP’s beneficial ownership of Common Stock is comprised of 1,701,400 shares of Common Stock held directly by Redmile Strategic Master Fund, LP. Redmile Strategic Master Fund, LP also holds an aggregate of 2,905,600 shares of Series B Preferred Stock, which are convertible into an aggregate of 2,905,600 shares of Common Stock.

(3)	Redmile Capital Offshore II Master Fund, Ltd.’s beneficial ownership of Common Stock is comprised of 1,583,600 shares of Common Stock held directly by Redmile Capital Offshore II Master Fund, Ltd. Redmile Capital Offshore II Master Fund, Ltd. also holds an aggregate of 2,704,521 shares of Series B Preferred Stock, which are convertible into an aggregate of 2,704,521 shares of Common Stock.

(4)	Percentage based on: (i) 59,421,791 shares of Common Stock issued and outstanding as of July 31, 2019, as reported by the Issuer in its Form 10-Q, plus (ii) 6,585,000 shares of Common Stock issued by the Issuer pursuant to the Purchase Agreement, plus (iii) 3,676,345 shares of Common Stock issuable upon conversion of 3,676,345 shares of Series B Preferred Stock, which, due to the Beneficial Ownership Limitation, is the maximum number of shares of Series B Preferred Stock that could be converted to Common Stock as of July 31, 2019.

(5)	Percentage based on: (i) 59,421,791 shares of Common Stock issued and outstanding as of July 31, 2019, as reported by the Issuer in its Form 10-Q, plus (ii) 6,585,000 shares of Common Stock issued by the Issuer pursuant to the Purchase Agreement, plus (iii) 2,905,600 shares of Common Stock issuable upon conversion of 2,905,600 shares of Series B Preferred Stock held by Redmile Strategic Master Fund, LP.

(6)	Percentage based on: (i) 59,421,791 shares of Common Stock issued and outstanding as of July 31, 2019, as reported by the Issuer in its Form 10-Q, plus (ii) 6,585,000 shares of Common Stock issued by the Issuer pursuant to the Purchase Agreement, plus (iii) 2,704,521 shares of Common Stock issuable upon conversion of 2,704,521 shares of Series B Preferred Stock held by Redmile Capital Offshore II Master Fund, Ltd.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

See Exhibit A attached hereto.

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 12, 2019

Redmile Group, LLC

By:	/s/ Jeremy C. Green
Name: Jeremy C. Green Title: Managing Member

/s/ Jeremy C. Green
Jeremy C. Green

Redmile Strategic Master Fund, LP
By: Redmile Group, LLC, its investment manager

By:	/s/ Jeremy C. Green
Name: Jeremy C. Green Title: Managing Member

Redmile Capital Offshore II Master Fund, Ltd.
By: Redmile Group, LLC, its investment manager

By:	/s/ Jeremy C. Green
Name: Jeremy C. Green Title: Managing Member

Exhibit A

Redmile Group, LLC, Redmile Strategic Master Fund, LP and Redmile Capital Offshore II Master Fund, Ltd. are the relevant entities for which Jeremy C. Green may be considered a control person.